     NEWS                                                CONTACT:  CATHY S. KISH
     R E L E A S E                                   DIRECTOR-INVESTOR RELATIONS
                                                       TELEPHONE: (216) 292-3800
                                                             FAX: (216) 682-4065

          OLYMPIC STEEL REPORTS 1999 ANNUAL AND FOURTH QUARTER RESULTS
              AND ANNOUNCES ADOPTION OF SHARE PURCHASE RIGHTS PLAN

         Cleveland, Ohio -- (February 3, 2000) Olympic Steel, Inc., (Nasdaq:
ZEUS), a leading national steel service center, today announced financial results for the fourth quarter and year ended December 31, 1999. The Company also announced today that its Board of Directors has approved the adoption of a share purchase rights plan.

         Tons sold for the year decreased 2.2% to 1.272 million, and net sales decreased 8.9% to $524.8 million from $576.2 million. Earnings totaled $3.2 million, or $.30 per share. These results compare to a net loss of $8.4 million, or $.79 per share for 1998. The 1998 results included a fourth quarter one-time pretax charge of $19.1 million, or $1.17 per share after tax. Operating income was $13.6 million, or 2.6% of net sales for 1999, compared to a loss of $4.5 million, or -0.8% for 1998.

         Tons sold for the fourth quarter of 1999 increased 6.7% to 334 thousand and net sales increased 0.5% to $136.9 million from $136.2 million. The company reported a fourth quarter net loss of $1.0 million, or $0.10 per share. These results compare to a loss of $12.4 million, or $1.16 per share for 1998. Operating income was $991 thousand, or 0.7% of net sales, compared to an operating loss of $16.9 million, or -12.4% for 1998.

         "Our fourth quarter results were negatively impacted by the continued poor agricultural marketplace. This has significantly affected our Iowa facility's performance and start up. In addition, our laser welding joint venture continues to proceed with research and development advancements but has yet to reach the critical mass necessary to achieve profitability. Our core business, including automotive, remains solid and it appears the steel market is now improving," stated Michael D. Siegal, Chairman and Chief Executive Officer.

         "Our accomplishments in 1999 included a successful startup of a new machining and plate processing facility in Chambersburg, Pennsylvania, establishment of a number of large national account programs, an extensive investment in management development and training, a strategic focus in positioning ourselves in the metals electronic marketplace, and successful completion of Y2K compliance. As we begin 2000, we are focusing intensely on our internal processes and cost reduction efforts. All of the Company's operations have been charged with implementing five major operating objectives including reducing operating expenses, increasing tonnage, and improving on-time delivery, quality and inventory turns," continued Mr. Siegal.

         "We adopted the share purchase rights plan after careful study and the action was not taken in response to any threatened takeover of the Company. The rights plan is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its shareholders. The adoption of a share purchase rights plan has become common practice in major American companies and a well accepted approach to ensuring that all shareholders are treated equally. In enacting the rights plan, the Company wants to make clear that investors planning to make a significant investment in the Company are expected to be forthright about their intentions," concluded Mr. Siegal.

         Under the plan, the Company will distribute rights as a dividend at the rate of one right for each common share held by shareholders of record on March 6, 2000. The rights will initially trade together with the Company's common stock and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the shareholders to acquire the Company's common shares at a discounted price if a person or group acquires 15% or more of the outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

         The issuance of the rights is not a taxable event, will not affect the Company's reported financial condition or results of operations (including earnings per share), and will not change the manner in which the Company's common shares are currently traded.

         The Company's Directors may, at their option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire on January 31, 2010, unless earlier redeemed, exchanged, or amended by the directors.

         Founded in 1954, Olympic Steel is a leading North American steel service center that has positioned itself for growth in a consolidating steel industry. It is experienced in the specialized processing and distribution of flat-rolled carbon and stainless steel products, as well as tubular steel products. Headquartered in Cleveland, Ohio, the company has over 1,000 employees in 15 locations serving nine geographic markets. For further information about Olympic Steel, Inc., visit the Company's web site at http://www.olysteel.com.

         Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Such risks and uncertainties include, but are not limited to, general business and economic conditions; competitive factors such as the availability and pricing of steel and fluctuations in demand, specifically in the automotive and agriculture markets; work stoppages by automotive or steel manufacturers; and equipment installation delays or malfunctions. Please refer to the Company's Securities and Exchange Commission filings for further information.

                                 OLYMPIC STEEL
                         SUMMARY FINANCIAL INFORMATION

               (in thousands, except per share and tonnage data)

                                               THREE MONTHS ENDED DECEMBER 31,
                                          -------------------------------------------
                                              1999                         1998
                                          --------------               --------------
                                                           (unaudited)
SUMMARY
-------
Net sales                                     $ 136,931                    $ 136,193
Operating income (loss)                             991       0.7%           (16,923)   -12.4%

Net income (loss)                                (1,048)                     (12,432)
Net income (loss) per share                     $ (0.10)                     $ (1.16)
                                          ==============               ==============

DETAILS

Tons sold:
   Direct                                       283,730                      253,793
   Toll                                          49,932                       58,829
                                          --------------               --------------
                                                333,662                      312,622
   % change                                        6.7%                       -10.7%
                                          ==============               ==============

Net sales                                     $ 136,931                    $ 136,193
   % change                                        0.5%                       -12.6%

Cost of sales                                   106,436                      107,682
                                          --------------               --------------

   Gross margin                                  30,495      22.3%            28,511     20.9%

Operating expenses:

   Warehouse and processing                       9,466       6.9%             8,726      6.4%
   Administrative and general                     7,957       5.8%             6,800      5.0%
   Distribution                                   4,879       3.6%             4,511      3.3%
   Selling                                        3,861       2.8%             3,379      2.5%
   Occupancy                                      1,133       0.8%             1,104      0.8%
   Depreciation and amortization                  2,208       1.6%             1,858      1.4%
   Asset writedown                                  - -                       19,056     14.0%
                                          --------------               --------------

     Total operating expenses                    29,504      21.5%            45,434     33.4%

   Operating income (loss)                          991       0.7%           (16,923)   -12.4%


Loss from OLP joint venture                        (343)                        (121)
Income (loss) from TSP joint venture                 11                          (70)
Income from OCR joint venture                       - -                          120
                                          --------------               --------------

     EBIT                                           659                      (16,994)

Interest expense                                  1,490                        1,049
Receivable securitization expense                   874                          901
                                          --------------               --------------

    Financing costs                               2,364       1.7%             1,950      1.4%

Income (loss) before taxes                       (1,705)     -1.2%           (18,944)   -13.9%

Income taxes                                       (657)     38.5%            (6,512)    34.4%
                                          --------------               --------------

Net income (loss)                              $ (1,048)                   $ (12,432)
                                          ==============               ==============

Net income (loss) per share                     $ (0.10)                     $ (1.16)
                                          ==============               ==============

Weighted average shares outstanding              10,199                       10,692
                                          ==============               ==============

                                                 TWELVE MONTHS ENDED DECEMBER 31,
                                            --------------------------------------------
                                                1999                          1998
                                            --------------                --------------
                                                              (audited)
SUMMARY
-------
Net sales                                       $ 524,794                     $ 576,189
Operating income (loss)                            13,602       2.6%             (4,539)   -0.8%

Net income (loss)                                   3,159                        (8,431)
Net income (loss) per share                        $ 0.30                       $ (0.79)
                                            ==============                ==============

DETAILS

Tons sold:
   Direct                                       1,065,200                     1,070,360
   Toll                                           207,156                       231,004
                                            --------------                --------------
                                                1,272,356                     1,301,364
   % change                                         -2.2%                         -2.1%
                                            ==============                ==============

Net sales                                       $ 524,794                     $ 576,189
   % change                                         -8.9%                         -5.2%

Cost of sales                                     401,028                       455,544
                                            --------------                --------------

   Gross margin                                   123,766      23.6%            120,645    20.9%

Operating expenses:

   Warehouse and processing                        35,226       6.7%             35,456     6.2%
   Administrative and general                      29,371       5.6%             27,166     4.7%
   Distribution                                    17,968       3.4%             18,024     3.1%
   Selling                                         15,176       2.9%             14,209     2.5%
   Occupancy                                        4,571       0.9%              4,300     0.7%
   Depreciation and amortization                    7,852       1.5%              6,973     1.2%
   Asset writedown                                    - -                        19,056     3.3%
                                            --------------                --------------

     Total operating expenses                     110,164      21.0%            125,184    21.7%

   Operating income (loss)                         13,602       2.6%             (4,539)   -0.8%


Loss from OLP joint venture                        (1,018)                         (553)
Income (loss) from TSP joint venture                  (14)                         (264)
Income from OCR joint venture                         - -                           495
                                            --------------                --------------

     EBIT                                          12,570                        (4,861)

Interest expense                                    4,315                         3,856
Receivable securitization expense                   3,119                         3,773
                                            --------------                --------------

    Financing costs                                 7,434       1.4%              7,629     1.3%

Income (loss) before taxes                          5,136       1.0%            (12,490)   -2.2%

Income taxes                                        1,977      38.5%             (4,059)   32.5%
                                            --------------                --------------

Net income (loss)                                 $ 3,159                      $ (8,431)
                                            ==============                ==============

Net income (loss) per share                        $ 0.30                       $ (0.79)
                                            ==============                ==============

Weighted average shares outstanding                10,452                        10,692
                                            ==============                ==============


  IT IS THE COMPANY'S POLICY NOT TO MAKE QUARTERLY OR ANNUAL SALES OR EARNINGS PROJECTIONS FOR EXTERNAL USE AND NOT TO ENDORSE ANY ANALYST'S SALES OR EARNINGS
                                   ESTIMATES.

                                  OLYMPIC STEEL
                       SUMMARY OTHER FINANCIAL INFORMATION

               (in thousands, except ratios and number of shares)


                                                          DECEMBER 31,
                                             ---------------------------------------
                                                   1999                 1998
                                             ------------------   ------------------

                                                            (audited)

Accounts receivable                                   $  9,802            $   3,096

Inventories                                            119,585              121,407

Net property and equipment                             124,204              119,312

Total assets                                           266,965              256,108

Current liabilities                                     36,248               43,225

Total debt (current & long-term)                        93,426               76,520

Shareholders' equity                                   136,820              137,743

Shareholders' equity per share                           13.56                12.88

Debt-to-equity ratio                                  .68 to 1             .56 to 1


                                                      TWELVE MONTHS ENDED
                                                          DECEMBER 31,
                                             ---------------------------------------
                                                   1999                 1998
                                             ------------------   ------------------

                                                           (audited)

Change in working capital                             $ 12,410            $ (16,194)

Capital expenditures, net                               12,574               26,591

Acquistion of JNT Precision Machining                       --                  795

EBITDA, before asset write-down                         21,454               21,490

Cost of common stock acquired                            4,082                   --

Number of shares acquired                              601,300                   --


  IT IS THE COMPANY'S POLICY NOT TO MAKE QUARTERLY OR ANNUAL SALES OR EARNINGS PROJECTIONS FOR EXTERNAL USE AND NOT TO ENDORSE ANY ANALYST'S SALES OR EARNINGS
                                   ESTIMATES.


                                  PAGE 4 OF 4